Filed Pursuant to Rule 433
Registration No. 333-130323
$500,000,000 5.800% Senior Notes due 2018
TERM SHEET
May 8, 2008

Issuer:	The Travelers Companies, Inc.
Securities:	5.800% Senior Notes due 2018
Principal Amount:	$500,000,000
CUSIP:	89417E AE9
Maturity Date:	May 15, 2018
Public Offering Price:	99.909% Per Note
Gross Proceeds:	$499,545,000
Coupon:	5.800%
Benchmark Treasury:	3.500% UST due February, 2018
Benchmark Treasury Yield:	3.812%
Spread to Treasury:	+ 200 bps
Concession Not in Excess of:	5.812%
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, commencing November 15, 2008
Make Whole Call:	T+30 bps
Ratings[1]
· Moody’s	A3/positive
· S&P	A-/stable
· Fitch	A/stable
· A.M. Best	a-/stable
Day Count Convention:	30/360
Security Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Specified Currency:	U.S. Dollars
Trade Date:	May 8, 2008
Settlement Date (T+3):	May 13, 2008
Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. HSBC Securities (USA) Inc. Greenwich Capital Markets, Inc. Muriel Siebert & Co., Inc. UBS Securities LLC Wells Fargo Securities, LLC

1.	Agency ratings are not a recommendation to buy, sell or hold any security, and they may be revised or withdrawn at any time by the rating organization. Each agency’s rating should be evaluated independently of any other agency’s rating. The system and the number of rating categories can vary widely from rating agency to rating agency.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.